Exhibit 99.1

For Immediate Release

NORSAT SECURES $1.7M ORDER FROM DATACOM FOR X-BAND MARINE VSAT
TERMINALS FOR A MILITARY PROJECT IN ASIA

Vancouver, British Columbia – August 6, 2014 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, is pleased to announce a $1.7M order from Datacom Systems International Limited for Norsat’s MarineLink COM10X 1 meter X-Band satellite terminal.

Norsat will provide its industry leading COM10X marine VSAT (very small aperture terminal) to Datacom for installation on Naval ships for an Asian-based country. The new COM10X conforms to military standards MIL-STD-901D and MIL-STD-167 for immunity to the high impact shock and vibrations that occur onboard military ships. The Norsat terminals include advanced features such as a high gain antenna, specialized transmit/receive reject filters, a remotely accessible web interface, an integrated satellite database, and a rugged low-loss radome. Norsat’s world-leading Low Noise Block downconverter (LNB) will also be integrated into each terminal.

Mr. Boris Ng, Datacom Chief Executive Officer, commented, “Our customer had rigorous requirements for the performance, reliability, and durability of their marine VSAT terminal and Norsat was our logical choice for meeting those requirements. Datacom has been a longstanding customer of Norsat and has always found that Norsat products, services, and support are superior to the competition.”

Dr. Amiee Chan, President and Chief Executive Officer of Norsat added, “Norsat is pleased to be working with Datacom, a major satellite communications solutions provider that has delivered multiple, successful large-scale VSAT projects in Asia over the past 15 years. Norsat’s product line of Marine VSAT terminals offer superior design and performance that can be tailored to make any challenging marine application possible and we’re looking forward to working with Datacom on their first Naval VSAT project.”

Datacom will install ship-wide cable runs from above deck to below deck, deploy mounting pedestals, install air conditioners, integrate a satellite modem, and will conduct testing and commissioning of each VSAT system on multiple ships. In addition to providing the terminals, Norsat will provide training and installation supervision.

For more information on Norsat Marine terminals or other satellite components and systems visit www.norsat.com or call 1-800-644-4562 or 604-821-2805.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Robert Blum, Adam Lowensteiner and Joe Diaz
Lytham Partners, LLC
Tel: 602-889-9700 (Phoenix)
Tel: 646-829-9700 (New York)
norsat@lythampartners.com